UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2026

COMMISSION FILE NUMBER 001-40173

Steakholder Foods Ltd.

(Translation of registrant’s name into English)

Steakholder Foods Ltd.

22 Einstein St., Ness Ziona, Israel 7403686

+972 8-974-0000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

On July 31, 2026, Steakholder Foods Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an accredited investor providing for the issuance and sale, in a private placement offering (the “Offering”), of pre-funded warrants (“Pre-Funded Warrants”) to purchase up to an aggregate of 1,750,000 American Depositary Shares (“ADSs,” and the ADSs underlying the Pre-Funded Warrants, the “Pre-Funded Warrant ADSs”), each representing twelve thousand (12,000) ordinary shares, no par value, of the Company (“ordinary shares”), unregistered series E warrants to purchase up to 1,750,000 ADSs and unregistered series F warrants to purchase up to 1,750,000 ADSs, at a combined purchase price of $1.99 per Pre-Funded Warrant and accompanying warrants (the series E warrants together with the series F warrants, the “Ordinary Warrants” and together with the Pre-Funded Warrants, the “Warrants”, and the ADSs issuable upon exercise of the Ordinary Warrants, the “Ordinary Warrant ADSs,” and together with the Pre-Funded Warrant ADSs, the “Warrant ADSs”). The series E warrants have an exercise price of $2.00 per ADS, will be exercisable on or after the date on which the shareholders of the Company approve the increase in the authorized ordinary shares of the Company (the “Authorized Share Increase Date”) and will expire 18 months after the later of the effective date of the resale registration statement (the “Effective Date”) and the Authorized Share Increase Date. The series F warrants have an exercise price of $2.00 per ADS, will be exercisable on or after the Authorized Share Increase Date and will expire five years after the later of the Effective Date and the Authorized Share Increase Date. The Pre-funded Warrants have an exercise price of $0.01 per ADS, are immediately exercisable upon issuance and will not expire until exercised in full. The Offering closed on August 3, 2026.

The gross proceeds from the Offering, before deducting the placement agent’s fees and other related expenses payable by the Company, were approximately $3.5 million (assuming full exercise of the Pre-Funded Warrants). The Company intends to use the net proceeds from the Offering for funding research and development and the growth of its business as well as for other working capital and general corporate purposes.

The exercise price of the Warrants is subject to adjustment as set forth in the Warrants for share splits, share dividends, and similar events. A holder of the Warrants will not have the right to exercise any portion thereof if the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of such holder’s affiliates or any other persons whose beneficial ownership of ordinary shares would be aggregated with the holder’s or any of the holder’s affiliates), would beneficially own ordinary shares in excess of 4.99% of the number of the ordinary shares outstanding immediately after giving effect to such exercise. If at the time of exercise there is no effective registration statement registering the resale of the Ordinary Warrant ADSs, the Ordinary Warrant ADSs may be exercised on a cashless basis.

Under the Purchase Agreement, the Company has agreed not to (i) enter into any agreement to issue or announce the issuance or proposed issuance of any ADSs, ordinary shares or ordinary share equivalents, or (ii) file any registration statement or amendment or supplement thereto, for a period of 60 days following the Effective Date, subject to certain customary exceptions. In addition, the Purchase Agreement provides that for a period of one year following the Effective Date, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement, subject to certain customary exceptions.

In connection with the Offering, the Company and the purchaser entered into a Registration Rights Agreement on July 31, 2026 (the “Registration Rights Agreement”), providing for the registration of the Warrant ADSs for resale on a registration statement (the “Resale Registration Statement”) to be filed by the Company with the Securities and Exchange Commission (the “SEC”) no later than the 15th calendar day following the date of Registration Rights Agreement. The Company has agreed to use best efforts to cause the Resale Registration Statement to be declared effective as promptly as possible, within the 45 calendar days following the date of Registration Rights Agreement (or within 75 calendar days following the date of Registration Rights Agreement in the event the SEC elects to review such registration statement) and to use best efforts to keep the Resale Registration Statement continuously effective until the earlier of (i) the date on which the purchaser shall have resold or otherwise disposed of all the securities covered thereby pursuant to Rule 144, or (ii) the date on which the securities may be resold by the purchaser without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 or any other rule of similar effect.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement (the “Placement Agent Agreement”) with H.C. Wainwright & Co., LLC (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the exclusive placement agent for the Company in connection with the Offering. The Company agreed to pay the Placement Agent in connection with the Offering a placement agent fee equal to 7.5% of the gross proceeds from the sale of Warrants in the Offering, a non-accountable expense allowance of $25,000, and legal fees and expenses of $50,000. The Placement Agent or its designees also received warrants (the “Placement Agent Warrants” and the ADSs issuable upon exercise thereof, the “Placement Agent Warrant ADSs,” and together with the Warrant ADSs and the Warrants, the “Securities”), in an amount equal to 7.0% of the aggregate number of Pre-Funded Warrants placed in the Offering, or warrants to purchase up to 122,500 ADSs. The Placement Agent Warrants have been issued on substantially the same terms as the series F warrants issued to the investor in the Offering, except that the Placement Agent Warrants have an exercise price of $2.50 per ADS. Upon any exercise of the Warrants issued to the investor for cash, the Company agreed to pay the Placement Agent a total cash fee equal to 7.5% of the aggregate gross proceeds from the exercise of such Warrants, and Placement Agent Warrants to purchase up to 7.0% of the number of ordinary shares issuable upon the cash exercise of the Warrants.

The offer and sale of the foregoing Securities is being made in reliance on an exemption from the registration requirement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and/or Regulation D promulgated thereunder, and applicable state securities laws, and the securities have not been and will not initially be registered under the Securities Act, or applicable state securities laws. The purchaser has represented that it is an accredited investor, as defined in Rule 501(a)(1), (a)(2), (a)(3), (a)(7), (a)(8), (a)(9), (a)(12), or (a)(13) under the Securities Act, and has acquired the Securities as principal for its own respective accounts and has no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing Securities is being made without any form of general solicitation or advertising. The Securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy, nor shall there be any sale of, any of the Securities described herein in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing descriptions of the Purchase Agreement, the Registration Rights Agreement, Ordinary Warrants, Pre-Funded Warrants and Placement Agent Warrants are not complete and are qualified in their entirety by reference to the full text of such documents, copies of which are filed as exhibits to this Report on Form 6-K and are incorporated by reference herein.

On July 31, 2026, the Company issued a press release announcing the pricing of the Offering and entry into the Purchase Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

This Form 6-K including the press release attached hereto is hereby incorporated by reference into the registrant’s registration statements on F-3 (File Nos. 333-276845, 333-285501, 333-286445, 333-289323, 333-288621, and 333-291594, 333-296777) and on Form S-8 (File Nos. 333-255419, 333-267045, 333-271112, 333-279010, 333-286245, and 333-293876) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
10.1	Form of Securities Purchase Agreement, dated as of July 31, 2026, by and between the Company and the purchaser signatory thereto.
10.2	Form of Ordinary Warrant.
10.3	Form of Pre-Funded Warrant.
10.4	Form of Placement Agent Warrant.
10.5	Form of Registration Rights Agreement, dated as of July 31, 2026, by and between the Company and the purchaser signatory thereto.
99.1	Press Release dated July 31, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Steakholder Foods Ltd.

	By:	/s/ Arik Kaufman
		Name:	Arik Kaufman
		Title:	Chief Executive Officer

Date: August 3, 2026

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